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Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
 666 Fifth Avenue, 31st Floor
New York, New York 10103-3194
www.fulbright.com

Roy L. Goldman	Direct Dial:	(212) 318-3219
Partner	Telephone:	(212) 318-3000
rgoldman@fulbright.com	Facsimile:	(212) 318-3400

September 24, 2004

VIA EDGAR AND FEDERAL EXPRESS

Ms. Sara W. Dunton
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 03-05
Washington, D.C. 20549-0305

  Re:
  U.S. Shipping Partners L.P.
  Registration Statement on Form S-1 filed on August 12, 2004
  File No. 333-118141

Dear Ms. Dunton:

        On behalf of U.S. Shipping Partners L.P. (the "Partnership"), we hereby submit to you Amendment No. 1 ("Amendment No. 1") to the Partnership's above-referenced Registration Statement on Form S-1, reflecting changes made in response to the Staff's comment letter dated September 10, 2004.

        All responses to the comments set forth in this letter are submitted on behalf of the Partnership at its request. All responses to the accounting comments were prepared by the Partnership in consultation with its independent auditors. The following numbered paragraphs, which correspond to the numbered paragraphs of the September 10, 2004 comment letter and which include specific references to Amendment No. 1, set forth the Partnership's responses to the Staff's comments.

General

  1.
  Supplementally advise us as to whether you intend to use additional sales material, in addition to the prospectus, to sell the common units. If this is the case, please provide the staff with copies of any sales literature you intend to use, prior to use. These materials are subject to our review and comment. Refer to Item 19.D of Securities Act Industry Guide 5 and Release No. 33-6900 regarding disclosure in offerings of limited partnership interests.

    Ms. Sarah W. Dunton
    September 24, 2004

  Response: The Partnership will not provide sales materials to prospective investors other than the preliminary prospectus. The Partnership intends to conduct a roadshow in connection with the offering that will include a slide presentation. Hard copies of the slide presentation will not be distributed. The slide presentation has not yet been prepared.

  As disclosed in the prospectus included in Amendment No. 1 (the "Prospectus"), the Partnership intends to reserve common units offered by the Prospectus for sale under a directed unit program to certain of its employees. In connection with the directed unit program, the Partnership will send materials to the participants at or after the time the preliminary prospectus is distributed. These materials may be deemed to be additional sales material. As noted in response to comment 33 below, the Partnership will provide the Staff with copies of the directed unit program materials prior to their use.

  2.
  Furthermore, please provide any other disclosure that may be required by Securities Act Industry Guide 5. Note that Release 33-6900 states that the requirements of Guide 5 "should be considered, as appropriate, in the preparation of all other limited partnership offerings." Refer to Sections II.A.3.f. and II.B.2 of Securities Act Release 33-6900 for guidance.

  Response: The Partnership advises the Staff that it has carefully reviewed Industry Guide 5 and believes that it has complied with its requirements as applied by the Staff to offerings of common units in master limited partnerships.

  The Partnership believes that disclosure of prior performance as referenced in Section II.A.3.f. of Securities Act Release 33-6900 is not warranted because the Partnership, although structured as a limited partnership, is not a "program" as that term is used in Industry Guide 5 or Securities Act Release 33-6900. For instance, the Partnership is not a commodity pool or an equipment leasing, oil and gas or real estate investment program. To the contrary, the Partnership is an operating business that is engaged in the transportation of refined petroleum products and petrochemical and commodity chemical products.

  As described in the Prospectus, the Partnership owns and operates six ITBs and two parcel tankers. Its fleet provides marine transportation services to major oil and chemical companies. In contrast to "programs," the Partnership does not generate income from trading activities or passive investments; rather, it generates income from operating a business that provides marine transportation services to customers. The Partnership is assuming the entire business operations of United States Shipping Master LLC, under the same management team, and its financial performance under this team since the six ITBs were acquired from Hess in September 2002 is included in the Prospectus. In addition, prior to September 2002 the six ITBs

    Ms. Sarah W. Dunton
    September 24, 2004

  acquired from Hess were operated by a division of Hess managed by several members of the Partnership's current management team, and the financial performance of that division from January 1, 1999 through September 12, 2002 is also included in the Prospectus.

  The Partnership will use the proceeds from its initial public offering to repay existing indebtedness and as otherwise described in the prospectus. The Partnership will not use the proceeds of its initial public offering to engage in trading activities or to identify real estate properties as contemplated by Industry Guide 5. Further, the Partnership's general partner and its affiliates will not receive any proceeds from the initial public offering other than reimbursement to United States Shipping Master LLC of $4.2 million for certain capital expenditures made by United States Shipping Master LLC related to assets the Partnership will own after the offering. Furthermore, the Partnership's general partner and its affiliates will not receive any fees for managing the Partnership's business; instead, they will merely be reimbursed for expenses they incur on the Partnership's behalf.

  With respect to the information required by II.B.2 of Release No. 33-6900, the Partnership notes that:

  •
  Information relating to "Compensation to the General Partner and its Affiliates" is discussed on pages 6, 28-29, 126 and 129-130 of the Prospectus under the captions "Prospectus Summary—The Transactions—Management and Ownership," "Risk Factors—Risks Inherent in an Investment in Us—Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to the detriment of our unitholders," "Management—Reimbursement of Expenses of Our General Partner" and "Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates," respectively.

  •
  Information relating to "Conflicts of Interest and Fiduciary Duties" is discussed on pages 7, 12, 28, 29-30 and 133-138 of the Prospectus under the captions "Prospectus Summary—Organizational Structure After the Transactions," "Prospectus Summary—Summary of Conflicts of Interest and Fiduciary Duties," "Risk Factors—Risks Inherent in an Investment in Us—Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to the detriment of our unitholders," "Risk Factors—Risks Inherent in an Investment in Us—Our partnership agreement limits our general partner's fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general

      Ms. Sarah W. Dunton
      September 24, 2004

  partner that might otherwise constitute breaches of fiduciary duty" and "Conflicts of Interest and Fiduciary Duties," respectively.

  •
  Information relating to "Management" is discussed beginning on page 118 of the Prospectus under the caption "Management."

  •
  The Partnership Agreement is summarized beginning on page 142 of the Prospectus under the caption "The Partnership Agreement."

  •
  Information relating to "Distributions and Allocations" is described beginning on pages 42 and 151 of the Prospectus under the captions "Cash Distribution Policy" and "The Partnership Agreement—Liquidation and Distribution of Proceeds," respectively.

Cover Page

  3.
  In the first paragraph, please briefly disclose the limitations on your ability to pay the distributions of available cash to common unit holders. For example, it appears you are required to establish cash reserves and pay fees and expenses, including payments to your general partner, before you will have sufficient cash from operations to pay the distributions to the unit holders.

  Response: The Partnership has added the requested disclosure to the cover page of the Prospectus.

  4.
  Please remove the identification of "Joint Book-Running Managers" and "Co-Lead Manager" on the prospectus cover page. This information is not required under Item 501 of Regulation S-K and is not material to an investment decision.

  Response: The Partnership has retained the identification of the "Joint Book-Running Managers" and "Co-Lead Manager" on the Prospectus cover page. Citigroup Global Markets Inc. has advised the Partnership that many underwriters follow this convention in the case of offerings that feature joint book-running managers and/or co-lead managers. In addition, Citigroup Global Markets Inc. had advised the Partnership that the identity of the joint book-running managers may be important to potential investors. For example, an investor with multiple brokerage accounts may prefer to place an order through an account with a book-running manager if it has an account with one of such managers.

  5.
  Please confirm that you will include an estimate of the range of the maximum offering price and the maximum number of common units to be sold in any preliminary prospectus you circulate. See Instruction 1. (A) to paragraph 501(b)(3).

    Ms. Sarah W. Dunton
    September 24, 2004

  Response: The Partnership confirms that an estimate of the range of the offering price will be included in the first paragraph of the cover page of the preliminary prospectus. The Partnership also notes that the proposed offering is a firm commitment underwritten offering for a fixed number of shares at a fixed price, rather than a minimum/maximum offering. As noted in the Prospectus, the Partnership intends to offer 6,000,000 common units in a firm commitment underwriting, and is providing an over-allotment option of 897,458 common units.

Inside Front Cover

  6.
  Please provide us with the artwork you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

  Response: The Partnership will provide the artwork to the Staff when it is available. The Partnership supplementally advises the Staff that the artwork it intends to use consists of a picture of one of its integrated tug barge units, a picture of one of its parcel tankers and a diagram of the articulated tug barge that is being constructed for the Partnership. The captions would merely identify the vessels shown.

  7.
  Please move the dealer prospectus delivery requirement to appear on the back cover page. Refer to Item 502(b) of Regulation S-K.

  Response: The Partnership has not moved the paragraph regarding the dealer prospectus delivery requirements from its present location. Citigroup Global Markets Inc. has advised the Partnership that it and many other underwriters have been following this convention since the adoption of the plain English rules.

  8.
  Please move the Industry Data and other unnecessary information to appear after the summary and risk factors sections, or incorporate it within the summary.

  Response: The Partnership has complied with this comment by moving the Industry Data and other information to pages 178-179 of the Prospectus under the caption "Industry Data" and including a cross-reference in the introduction to the Prospectus Summary on page 1 of the Prospectus.

    Ms. Sarah W. Dunton
    September 24, 2004

Prospectus Summary
U.S. Shipping Partners, L.P., page 1

  9.
  Please provide more information about the background of the company, such as in what year it began operating, how successful the company is as compared to other competitors in the domestic long-haul marine transportation industry for petroleum products, and some indication as to the financial performance of the company in recent periods.

  Response: The Partnership has added the requested disclosure about the year in which it began operating to the beginning of the third paragraph on page 1 of the Prospectus. The Partnership notes that the sixth paragraph of the summary description of the Partnership on page 2 of the Prospectus contains information on the Partnership's recent financial performance. The Partnership has not included a discussion of a comparison of the Partnership's success relative to its other competitors in the domestic long-haul marine transportation industry, as the Partnership does not have access to reliable publicly available information that would enable the Partnership to include a meaningful discussion of that comparison.

Use of Proceeds, page 8

  10.
  Please specify the purpose for the payment of $3.6 million to United States Shipping Master LLC. Revise the Use of Proceeds section accordingly.

  Response: The Partnership has added the requested disclosure to pages 8 and 39 of the Prospectus.

Cash Distributions, page 8

  11.
  It appears that you will make payments to the general partner as part of your routine fees and expenses, before you make any distributions to the unit holders. Please clarify and revise to disclose what percentage of the fees, or what amount, you pay to the general partner before making any distributions, of which the general partner will get an additional two percent.

  Response: The Partnership advises the Staff that the only payments that the Partnership will make to the General Partner (other than distributions in respect of the general partner's incentive distribution rights and 2% general partner interest) are payments to reimburse the general partner for its expenses incurred on the Partnership's behalf. We have added language on page 8 of the Prospectus to clarify that the payments to the general partner are for reimbursement of expenses. The payments to the general partner are also discussed on pages 6 and 126 of the Prospectus.

    Ms. Sarah W. Dunton
    September 24, 2004

Non-GAAP Financial Measures, page 15

  12.
  Although we note that you principally use net voyage revenue, rather than voyage revenue, when comparing performance in different periods, it appears that your presentation of net voyage revenue may not comply with FR-65. In this regard, Item 10 of Regulation S-K prohibits the adjustment of a performance measure for an item that is reasonably likely to recur within two years. Since you have incurred voyage expenses in every period, it appears they are likely to recur in the future. Also, based on your disclosure on page 68, it appears that net utilization and time charter equivalents are your two principal measures of performance. Pursuant to FR-65, operating measures are excluded from the definition of non-GAAP measures. Therefore, we suggest you restrict your discussion of net voyage revenue to explaining its use in the calculation of average daily time charter equivalents, without disclosing the aggregate dollar amount of net voyage revenue. If you believe your presentation of the aggregate dollar amount of net voyage revenue is appropriate, supplementally tell us how such presentation complies with FR-65.

  Response: The Partnership believes that the disclosure of net voyage revenue is appropriate and useful to investors in comparing its performance in different periods. The Partnership notes that net voyage revenue is a standard performance measure used in the maritime industry. Companies reporting net voyage revenue include: Frontline Ltd., General Maritime Corporation, K-Sea Transportation Partners, L.P. and Teekay Shipping Corporation. Voyage expenses, which consist primarily of fuel, port charges, pilot fees, tank cleaning costs and canal tolls and are unique to a particular voyage, can vary significantly depending on the voyage trade route. Under certain of the Partnership's contracts, the customer pays voyage expenses. For other contracts, the Partnership pays these voyage expenses but passes them on to the customer by charging higher rates in an amount that approximates the actual voyage expenses. Therefore, the Partnership's revenue from period to period varies depending on whether the Partnership or its customer bears the voyage expenses, and this variance may not accurately reflect the actual performance of the Partnership and therefore mislead investors. By presenting net voyage revenue, the Partnership eliminates the effect of costs that in all cases are effectively paid by the customer, either directly or through higher charter rates. The Partnership's management uses net voyage revenue, rather than voyage revenue, when analyzing the Partnership's performance, because the Partnership believes this improves the comparability of reported revenues generated by different forms of contracts.

    Ms. Sarah W. Dunton
    September 24, 2004

Risk Factors, page 17

  13.
  Please include a risk factor that addresses the voting arrangement you refer to on page 130, between United States Shipping Master LLC and Sterling Investment Partners, LP.

  Response: The Partnership has added the requested disclosure on page 30 of the Prospectus regarding the voting arrangements referred to on page 130 of the initial filing that effectively give Sterling/US Shipping L.P. the right to designate all the directors of the Partnership's general partner. The Partnership does not believe that this voting arrangement requires a separate risk factor, as the voting arrangement only relates to voting for directors of United States Shipping Master LLC and, as disclosed in the Prospectus, unitholders do not have the right to elect the board of directors of the Partnership's general partner.

Risks Inherent in an Investment in Us, page 28

  14.
  Please include an additional risk factor to address your lack of operating history in the current holding company structure and as a publicly traded company.

  Response: The Partnership does not believe that a separate risk factor is necessary to address these matters. The Partnership notes that its business is currently operating in a holding company structure, with United States Shipping Master LLC as the holding company. The Partnership's lack of operating history as a publicly traded company has been incorporated into "Risk Factors—We will incur increased costs as a result of being a public company" on page 35 of the Prospectus.

Cash Available for Distribution
Estimated Available Cash from Operating Surplus, page 52

  15.
  We note that you state the estimated useful life of your tugs, ITBs and parcel tankers is different from the estimate of useful life of those vessels for accounting purposes. Please explain supplementally why you employ two different sets of useful lives for the same assets.

  Response: The Partnership supplementally advises the Staff that it does not employ two different sets of useful lives for the same assets. Rather, the Partnership's assumption in estimating the amount of maintenance capital expenditures necessary to cover the anticipated costs of retrofitting the ITBs and replacing the vessels' engines at the end of their useful lives required the Partnership to estimate each vessel's useful life following such retrofit and replacement. The current estimated useful lives for the vessels are based on their OPA 90 phase-out date in the case of the ITBs and 10 years in the

    Ms. Sarah W. Dunton
    September 24, 2004

  case of the parcel tankers. In the event that the Partnership retrofits the ITBs or builds new forebodies to make them OPA 90 compliant, the Partnership will determine the new estimated useful life for each vessel at that time. In the event the parcel tankers are brought into compliance with OPA 90, the Partnership will determine the new estimated useful life for each tanker at that time. The Partnership has revised the language that appeared on page 53 of the initial filing.

Financial Forecast, page 55

  16.
  Based on your Statement of Forecasted Results of Operations and Cash Flows, it appears that a significant portion of your forecasted cash flow is provided by borrowings from your line of credit. Your forecasted cash flow indicates that, without drawing $18,662,000 from your line of credit, you would have insufficient cash to pay quarterly distributions for fiscal 2005. Please advise us as to whether your Partnership Agreement allows you to borrow from your lines of credit to meet the cash requirements for your quarterly distributions. Also, clarify your disclosure to specifically address the potential need to make borrowings in order to pay the minimum quarterly distributions in the future.

  Response: The Partnership advises the Staff that, as disclosed on page 61 of the Prospectus, the borrowings included in the forecast on page 56 of the Prospectus are to finance the construction of the ATB and to pay drydock costs for two ITBs. Neither the amounts needed to finance the construction of the ATB (which are deemed to be expansion capital expenditures under the partnership agreement) nor the actual drydocking costs are deducted from operating surplus. Instead, for the reasons set forth on page 43 and 44 of the Prospectus, estimated maintenance capital expenditures are deducted from operating surplus. The Partnership has clarified the disclosure on page 61 of the Prospectus to make clear that it can make working capital borrowings to pay distributions. The Partnership supplementally advises the Staff that its ability to make working capital borrowings to fund distributions is also discussed on pages 20-21, 28-29, 42 and 133-134 of the Prospectus.

Summary of Significant Accounting Policies and Forecast Assumptions
Note 3: Significant Forecast Assumptions, page 58

General and Administrative Expenses, page 59

  17.
  We note your assumptions related to general and administrative expenses. Please supplementally explain why your forecast for fiscal 2005 does not include any amounts for bonuses when it appears there will be a Management Incentive Plan (as described on page 123) in place.

    Ms. Sarah W. Dunton
    September 24, 2004

    Response: The Partnership has revised its forecast to include a bonus for fiscal 2005. Please see page 60 of the Prospectus. The Partnership notes that as disclosed on page 125 of the Prospectus under the discussion of the Management Incentive Plan, whether a bonus will be paid and the amount of any bonus will be at the discretion of the compensation committee.

Drydocking Expense, page 60

  18.
  We note that actual costs incurred in fiscal 2003 amounted to $12,448,000 related to one parcel tanker, the Chemical Pioneer. We also note that you plan to drydock two ITBs in fiscal 2005. Please briefly describe in the note how you arrived at your estimate for drydock expenses of $12,000,000 for fiscal 2005 in light of the costs incurred related to only the one vessel in fiscal 2003.

    Response: As disclosed in the Prospectus, the Partnership estimates that future drydocks for the ITBs will range in cost from $4 million to $6 million per vessel, which estimate is based on its prior drydocking experience for the ITBs. Accordingly, the $12 million estimate for drydocking expenditures in 2005 represents the high end of the estimated range for the drydocking of the two ITBs. The Partnership has revised the disclosure on page 61 of the Prospectus to state that its estimate is based on historical experience. The Partnership supplementally advises the Staff that, as disclosed on page 105 of the Prospectus, the $12,448,000 of drydock expense related to the Chemical Pioneer was due to the extensive drydock performed following the Partnership's acquisition of the vessel to bring it up to the Partnership's standards. The Partnership anticipates that future drydocks for this vessel will range from $3 million to $5 million. Unlike the Chemical Pioneer, the six ITBs have been operated by the Partnership and its predecessor since their construction. The vessels have been well maintained since their construction, and therefore are already up to the Partnership's standards. They do not require the type of extensive drydocking that the Chemical Pioneer required following its acquisition.

Management's Discussion and Analysis, page 65

  19.
  Although your MD&A provides discussion and analysis of past financial condition and operating analysis, there is little emphasis on your prospective financial condition and operating performance. Please consider revising your MD&A, including your overview section, to discuss prospective matters, with emphasis on any material trends and uncertainties. See Section III.B.3 of FR-72.

    Response: The Partnership advises the Staff that the principal material trend and uncertainty affecting the Partnership is the cost of compliance with the requirements of OPA 90, which is discussed on page 79 of the Prospectus under the heading "Oil Pollution Act of 1990", as well as elsewhere in the Prospectus, including on pages 2 and 96 of the Prospectus. The Partnership also notes that it discloses its financial forecast for 2005 beginning on page 56 of the Prospectus under the caption "Cash Available for Distribution—Financial Forecast."

Ms. Sarah W. Dunton
September 24, 2004

  20.
  If you restrict your discussion of net voyage revenue, as suggested by an earlier comment, please revise MD&A accordingly.

    Response: As noted in the response to comment 12, the Partnership believes a discussion of net voyage revenue is more meaningful to investors than revenue.

Liquidity and Capital Resources, page 75

Contractual Obligations and Contingencies, page 79

  21.
  To increase the transparency of your cash flow, please consider revising the table to include future interest payments for the term loans outstanding or, alternatively, expand your discussion to disclose the amount of future interest payments in the narrative.

    Response: The Partnership has expanded its disclosure below the table on page 80 to cover the future interest payments in the narrative. The Partnership notes that because its borrowings bear interest at a floating rate, rather than a fixed rate, and the amount of its debt outstanding could vary, the Partnership's estimate of future interest payments is not necessarily meaningful. The Partnership notes that a discussion of the interest rate of its outstanding loans is included on pages 39 and 82 of the Prospectus.

Business, page 93

  22.
  Specify your basis for statements such as, that you are "a leading provider of long-haul marine transportation services" on page 93, that your ITBS are "among the largest capacity tank vessels" on page 96, that your "parcel tankers are among the most sophisticated in the industry" on page 96, and that you have "a reputation for high standards" on page 96, among others. Otherwise, recast these statements, here and elsewhere in the prospectus, as your belief.

    Response: The Partnership has revised its disclosure on pages 3 and 98 of the Prospectus. In addition, we have attached as Exhibit A to this response letter a spreadsheet that provides supplemental support for certain statements on pages 1, 3, 95 and 98 relating to the Partnership's position as a leading provider of long-haul marine transportation services as well as certain statements regarding the Partnership's ITBs.

    Exhibit A identifies the fleet capacity by vessel of companies operating in the coastwise transportation of refined petroleum products, petrochemicals and commodity chemicals. As reflected on this spreadsheet, the Partnership has the third largest tank vessel fleet in terms of aggregate capacity. The Partnership believes its fleet capacity is indicative of its position as a leading provider of refined petroleum product and petrochemical marine transportation services in the coastwise trade. In addition, as reflected on this spreadsheet, the largest vessels

Ms. Sarah W. Dunton
September 24, 2004

    operating in this industry have a capacity of 50,000 deadweight tons ("dwt"). As the Partnership's six ITBs each have a capacity of 48,000 dwt, the Partnership believes this supports its assertion that its ITBs "are among the largest capacity tank vessels employed in the coastwise trade for refined petroleum products".

    Page 94 of the Prospectus contains certain information about the chemical, or parcel, tankers operating in the coastwise trade. As reflected on page 94, the Partnership owns and operates two of the three largest chemical tankers with over 40 segregations. The Partnership believes this supports the assertion that its parcel tankers are "among the most sophisticated in the industry."

  23.
  If available, please update the third sentence in the first paragraph with figures from the year 2003, regarding what percentage of refined petroleum products are transported by water. Also if available, specify what percentage of that market that your Partnership captures.

    Response: The Partnership advises the Staff that it has been advised by the Association of Oil Pipelines that 2003 data is not expected to be available until the end of 2004. The percentage of the market that the Partnership captures is not available.

  24.
  Refer to the 4th paragraph on page 93. Revise your disclosure to specify the percentage of income attributable to each of the named companies rather than stating the aggregate capacity usage of a vessel, to the extent you have that information available. Furthermore, to the extent that any customer accounts for 10% or more of your revenues, please identify that customer. Refer generally to Item 101 (c)(1)(vii) of Regulation S-K.

    Response: The Partnership has revised its disclosure on page 107 of the Prospectus to clarify that no customer other than those named accounts for more than 10% of its revenues. The Partnership respectfully requests that it not be required to disclose the percentage of income attributable to each customer for the parcel tankers. The Partnership views this information as confidential and competitive in nature and does not believe this information is material to an investor's investment decision. Each of the listed companies is a major industrial company, and the Partnership believes that what is important to investors is the fact that, in the aggregate, these companies will utilize substantially all the capacity of these vessels, rather than the dollar amount each company will account for.

Management, page 116

  25.
  Please revise your disclosure to identify each person who served as a member of the compensation committee (or board committee performing equivalent functions), or otherwise identify each person who participated in discussions

    Ms. Sarah W. Dunton
    September 24, 2004

    concerning executive officer compensation. Please refer to Item 402(j) of Regulation S-K.

    Response: The Partnership has complied with this comment by adding disclosure on page 121 of the Prospectus.

Security Ownership of Certain Beneficial Owners and Management, page 125

  26.
  Please revise to clearly state the purpose of each of the beneficial ownership tables, and clarify why you have included two tables. It appears that the first table relates to the beneficial ownership of the registrant, and the second table relates to the beneficial ownership of the general partner entity. Please more clearly disclose that.

    Response: The Partnership has revised the disclosure on pages 127 and 128 of the Prospectus. The purpose of the table on page 128 is to provide investors with information regarding the beneficial ownership of United States Shipping Master LLC, which through its ownership of (i) the Partnership's general partner, (ii) all the subordinated units and (iii) certain of the common units, owns a majority of the Partnership.

  27.
  In addition, you indicate several entities as being beneficial owners of common units of the registrant, without disclosing the ultimate ownership of each such entity. The shares attributable to these entities should be disclosed in the total number of shares beneficially owned by persons as defined in Item 403 of Regulation S-K and Rule 13d-3 of the Securities Exchange Act of 1934. These persons, however, may disclaim ownership in a footnote, as appropriate. Please revise your disclosure accordingly.

    Response: The Partnership has revised the disclosure on pages 127 and 128 of the Prospectus in accordance with the Staff's comment. The Partnership advises the Staff that the table on page 128 indicates the ownership of United States Shipping Master LLC.

Conflicts of Interest and Fiduciary Duties, page 131

  28.
  Please provide more detail with regard to the conflicts committee. We note your disclosure on page 116. Incorporate that information here, or provide a cross-reference.

    Response: The Partnership has added a cross-reference on page 133 of the Prospectus as requested.

Ms. Sarah W. Dunton
September 24, 2004

  29.
  Please state, if true, that if a conflict were to arise, an independent third party will not evaluate the fairness of the resolution.

    Response: The Partnership has added the requested disclosure on page 133 of the Prospectus.

Fiduciary Duties, page 134

  30.
  We note your statement that the partnership agreement contemplates various actions "that might otherwise be considered a breach of fiduciary or other duties under applicable state law." Supplementally explain to us what provisions of the partnership agreement you are referring to, why those particular provisions may be inconsistent with state law, and also reconcile the enforceability and validity of these provisions in light of the applicable state law. Please revise your disclosure here and in the summary on page 12, as appropriate. Furthermore, please describe in detail any legal rights and remedies available to unitholders. Refer to Section II.B.2.d. of Release 33-6900.

    Response: The Partnership has revised the Prospectus to more fully describe the provisions of the partnership agreement that modify the fiduciary duty standard under Delaware law, how those provisions are inconsistent with Delaware law, the reasons for the modification and the rights and remedies of unitholders. Please see pages 12 and 136-138 of the Prospectus.

Underwriting, page 171

  31.
  We note that Citigroup Capital Markets, in its sole discretion, may permit early release of the common units subject to the lock-up agreements. Briefly discuss the factors the underwriter will consider in deciding whether to consent to such early release.

    Response: The Partnership has added the requested disclosure on page 175 of the Prospectus.

  32.
  Please disclose whether the common units reserved for sale under the directed unit program will be subject to lock-up agreements and if so, briefly describe the lock-up agreements.

    Response: The Partnership has added the requested disclosure on page 175 of the Prospectus.

  33.
  Please provide us with any materials given to potential purchasers of the reserved common units under the directed unit program.

    Ms. Sarah W. Dunton
    September 24, 2004

    Response: The Partnership will provide the Staff with copies of the directed unit program materials prior to their use.

  34.
  We note that the underwriters have reserved an unspecified percent of the units for sale directly to your directors, officers, employees and designated individuals. Supplementally describe the mechanics of how and when these units are offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. For example, are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? Please revise accordingly.

    Response: Lehman Brothers has advised the Partnership that the procedures for the directed unit program are as follows. Names of prospective participants in the directed unit program will be submitted by the Partnership to Lehman Brothers. No directed unit program materials will be sent until a preliminary prospectus is available. As soon as a preliminary prospectus is available, Lehman Brothers will send an indication of interest letter accompanied by the preliminary prospectus, a client questionnaire, directed unit account opening information and a Lehman Brothers client agreement to the prospective participants. The written materials to be distributed by Lehman Brothers in connection with the directed unit program will reflect all SEC comments received to date in any previous offerings involving Lehman Brothers. The written materials will contain only the statements required or permitted to be included therein by the provisions of Rule 134 and the Staff, and accordingly, will comply with the requirements of Rule 134.

    Prospective recipients of reserved units will be determined after reviewing the account information and other responses contained in such documentation. Units and money will not be exchanged until after the offering is priced and confirmations are sent. Prospective purchasers will be instructed not to send payment when returning the indication of interest letter. In addition, prospective purchasers will not be committed to buy units when they return the indication of interest letter; that letter will specifically state that "your indication of interest in buying units does not constitute an agreement on your part to buy any units…" Purchasers will only become committed after the offering is priced and a Lehman Brothers representative offers the units at the specific price and the purchaser confirms his interest and accepts the offer.

Ms. Sarah W. Dunton
September 24, 2004

    The exact number of reserved units available to each prospective purchaser is generally determined prior to, but not later than, the time of the pricing and is a function of the number of prospective purchasers who have indicated an interest, the limit indicated by the participant, the number of prospective purchasers who have properly completed client questionnaires and account opening documents meeting applicable regulatory requirements and the ultimate size of the offering which, of course, is determined at the time of pricing.

    The Partnership advises the Staff that prior to circulating the preliminary prospectus, the percentage of units available for purchase in the directed unit program will be determined by the Partnership and the underwriters and disclosed in the preliminary prospectus.

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 2—Pro Forma Adjustments and Assumptions, page F-8

  35.
  We note your disclosure of assumption for pro forma adjustment (E) relating to the management fees paid to an affiliate of Sterling Investment Partners. In this regard, please indicate whether the affiliate has agreed to amend the service agreement to provide for its termination.

    Response: The Partnership advises the Staff that the affiliate has orally agreed to terminate the service agreement effective upon consummation of the offering and the Partnership and this affiliate are in the process of finalizing the documentation. The disclosure will be changed to reflect the termination upon completion of documentation.

Financial Statements

General

  36.
  The financial statements should be updated to comply with Rule 3-12 of Regulation S-X. In this regard, please note that, when updated financial statements are filed in an amendment, the staff may require additional time to review the amendment.

    Response: The Partnership has complied with this comment.

  37.
  Provide a currently dated consent from the independent public accountant in the amendment.

    Response: The Partnership has complied with this comment.

Notes to Consolidated Financial Statements

Note 7—Outstanding Capital page F-21

  38.
  We note that you issued 3,995,607 Class D units in May in exchange for 3,995,607 Class D units of Shipping and that the holder of the Class D units is an

    Ms. Sarah W. Dunton
    September 24, 2004

    executive of the Company whose employment agreement provides that such shares can be put back to the Company upon the executive's termination. In this regard, please provide us with the following information:

•
Tell us the nature, terms and timing of the put right granted to the executive; and

•
Tell us whether the executive will have a put right in the limited partnership's common units and/or subordinated units. If so, tell us the nature and specific terms of the put right and what, if any, accounting has been considered or taken.

    Response: The Partnership supplementally advises the Staff as follows:

•
The put right was granted to the executive by United States Shipping Master LLC. Pursuant to the executive's employment agreement, if his employment is terminated by United States Shipping Master LLC without justifiable cause (as such term is defined in the employment agreement) or by the executive for good reason (as such term is defined in the employment agreement), the executive has the right, exercisable at any time within six months following the date of termination, to require United States Shipping Master LLC to repurchase all, but not less than all, his interests in United States Shipping Master LLC. All of his class A and class B units and all of his vested class D units of United States Shipping Master LLC are to be repurchased at their fair market value (as defined in the employment agreement) and all of his unvested class D units of United States Shipping Master LLC are to be repurchased at the lesser of cost or fair market value.

•
The put right is only a right with respect to the executive's interests in United States Shipping Master LLC and will not apply to the Partnership's common units and/or subordinated units. The Partnership will have no obligation with respect to this put.

  Ms. Sarah W. Dunton
  September 24, 2004

        If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3219 or Yvan-Claude Pierre at (212) 318-3084

                      Very truly yours,

                      /s/  ROY L. GOLDMAN

                      Roy L. Goldman

Enclosures

cc:
Jean Yu
David Humphrey
Hanna Teshome
Paul Gridley
William Cooper
Mike Rosenwasser

EXHIBIT A

        U.S. flag vessels above 16,000 dwt that are used to transport refined petroleum products, industrial chemicals and petrochemicals as of June 30, 2004.

OWNER	VESSEL NAME	DWT in 1000's	Capacity by Owner DWT in 1000's
AHL	DOWNING	39
AHL	NEW RIVER	39
AHL	MONSEIGNEUR	39
AHL	ANASZI	39	156
ALLIED	TMI 17*	18
ALLIED	ATC 21*	20
ALLIED	ATC 23*	21	59
AUGUST TRADING	SABINE EAGLE	33	33
BOUCHARD	195*	19
BOUCHARD	185*	19
BOUCHARD	240*	20
BOUCHARD	230*	20
BOUCHARD	265*	26
BOUCHARD	255*	26
BOUCHARD	275*	26.5	156.5
CHEVRON	CHEV ARIZONA	39
CHEVRON	CHEV COLORADO	39
CHEVRON	CHEV WASHINGTON	39	117
CROWLEY	450-7*	16
CROWLEY	450-6*	16
CROWLEY	450-10*	16
CROWLEY	450-11*	16
CROWLEY	S. VENTURE	19
CROWLEY	550-1*	20
CROWLEY	550-2*	20
CROWLEY	550-3*	20
CROWLEY	550-4*	20
CROWLEY	C. RANGE	40
CROWLEY	BLUE RIDGE	40
CROWLEY	C.TRADER	45
CROWLEY	C. EXPLORER	45	333
KEYSTONE	FLA BAY*	25
KEYSTONE	S. CAROLINA BAY*	25
KEYSTONE	VA BAY*	25
KEYSTONE	K.TEXAS	36
KEYSTONE	CHELSEA	40
KEYSTONE	K. TRADER	50	201
MARITRANS	B 193*	21
MARITRANS	B. 192	21
MARITRANS	B. O. STATES*	22
MARITRANS	B.210*	25
MARITRANS	B.211*	25

MARITRANS	B.215*	25
MARITRANS	B. 244*	29
MARITRANS	B.254*	31
MARITRANS	B. O. CITIES*	31
MARITRANS	ALLEGIANCE	34
MARITRANS	PERSEVERANCE	34
MARITRANS	M .400*	34
MARITRANS	M 300*	36
MARITRANS	INTEGRITY	39
MARITRANS	DILIGENCE	39	446
MORAN	MASS BAY*	17
MORAN	NEW YORK*	29	46
OCEAN SHIPHOLDINGS	DARNELL	30
OCEAN SHIPHOLDINGS	GIANELIA	30
OCEAN SHIPHOLDINGS	BUCK	30
OCEAN SHIPHOLDINGS	MATHIESEN	30
OCEAN SHIPHOLDINGS	COBB	30	150
OVERSEAS SHIPHOLDING	OS N. ORLEANS	42
OVERSEAS SHIPHOLDING	OS PHILA	42
OVERSEAS SHIPHOLDING	OS GALENA. BAY	50
OVERSEAS SHIPHOLDING	OS PUGET. SOUND	50	184
PENN MARITIME	B.121*	18
PENN MARITIME	B. TEXAS*	26
PENN MARITIME	B. EVERGLADES*	29	73
SARGENT	ASPHALT COMM	33	33
SEABULK	SB MARKETER	38
SEABULK	SB POWER	39
SEABULK	SB AMERICA	46
SEABULK	SB PRIDE	46
SEABULK	SB MARINER	46
SEABULK	SB ARCTIC	46
SEABULK	SB COURAGE	46
SEABULK	B. BAY	46
SEABULK	SB CHALLENGE	50
SEABULK	SB TRADER	50	453
SEARIVER	A. PROGRESS	46
SEARIVER	WILMINGTON	48	94
U.S. SHIPPING	ITB BALT	47
U.S. SHIPPING	ITB GROTON	47
U.S. SHIPPING	ITB JACKSONVILLE	47
U.S. SHIPPING	ITB MOBILE	47
U.S. SHIPPING	ITB NEW YORK	47
U.S. SHIPPING	ITB PHILA	47
U.S. SHIPPING	CHARLESTON	48
US SHIPPING	CHEM PIONEER	35	365

*
Barges

2

QuickLinks

EXHIBIT A